SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

REDHAWK ENERGY CORPORATION
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

(CUSIP Number)

G. Darcy Klug

RedHawk Energy Corporation

Post Office Box 53929

Lafayette, Louisiana  70505

(337) 269-5933
(Name, address and telephone number of person
authorized to receive notices and communications)

February 23, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No.	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS RedHawk Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	10,000,000
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

CUSIP No.	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Beechwood Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Louisiana
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	10,000,000
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON HC

* RedHawk Capital, LLC (“RedHawk Capital”) is a wholly-owned subsidiary of Beechwood Capital Corporation (“Beechwood”), and therefore Beechwood may be deemed to share voting and investment power over the shares held by RedHawk Capital.

CUSIP No.	SCHEDULE 13D	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS G. Darcy Klug
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	0
SHARES BENEFICIALLY	8	SHARED VOTING POWER	10,000,000
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	0
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

* G. Darcy Klug is the sole stockholder of Beechwood Capital Corporation, which in turn is the sole member of RedHawk Capital. Mr. Klug is also the sole manager of RedHawk Capital. Therefore, Mr. Klug may be deemed to share voting and investment power over the shares held by RedHawk Capital.

CUSIP No.	SCHEDULE 13D	Page 5 of 9 Pages

This Amended Schedule 13D (this “Schedule 13D/A”) amends the Statement on Schedule 13D filed by G. Darcy Klug on June 29, 2009 with the Securities and Exchange Commission with respect to the common stock, $0.001 par value per share, of RedHawk Energy Corporation, a Delaware corporation, whose name was HSM Holdings, Inc. as of the date of the original Schedule 13D.

 Item 1.    Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of RedHawk Energy Corporation, a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 219 Chemin Metairie Road, Youngsville, Louisiana 70592, and its mailing address is P.O. Box 53929, Lafayette, Louisiana 70505-3929.

Item 2.    Identity and Background.

(a)           This statement is filed by RedHawk Capital, LLC (“RedHawk Capital”), Beechwood Capital Corporation (“Beechwood”) and G. Darcy Klug (together, the “Reporting Persons”).

(b)           The business address of each of the Reporting Persons is Post Office Box 53929, Lafayette, Louisiana  70505 and their physical address is 219 Chemin Metairie Road, Youngsville, Louisiana 70592.

(c)           RedHawk Capital is a limited liability company organized under the laws of Louisiana, of which Beechwood is the sole member. Beechwood is a corporation organized under the laws of Louisiana. Mr. Klug is the sole director, officer and stockholder of Beechwood and the sole manager and officer of RedHawk Capital. Beechwood and RedHawk Capital are principally engaged in the business of private equity investments. Mr. Klug is a private investor and is the sole director, President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Issuer.  The principal business and office address for each of the Reporting Persons is listed under Item 2(b).

(d)           None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)           During the past five years, none of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in (1) such Reporting Person being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (2) a finding of any violation with respect to such laws.

(f)           RedHawk Capital is limited liability company organized under the laws of the state of Louisiana, Beechwood is a corporation organized under the laws of the State of Louisiana and Mr. Klug is a United States citizen.

Item 3.    Source and Amount of Funds or Other Consideration.

On June 19, 2009, Mr. Klug acquired 10,000,000 shares of Common Stock for cash totaling $40,000 pursuant to that certain Stock Purchase Agreement dated as of June 18, 2009 by and among Mr. Klug, Anthony Hu, Simone Crighton, Robert Young and the Issuer, a copy of which was included as an exhibit to the original Schedule 13D filed by Mr. Klug. The source of funds for the acquisition was Mr. Klug’s personal funds.

CUSIP No.	SCHEDULE 13D	Page 6 of 9 Pages

Item 4.    Purpose of Transaction.

Mr. Klug acquired the shares of Common Stock for the purpose of acquiring sole ownership and control of the Issuer. In connection with the closing of the transaction, all of the directors and officers of the Issuer resigned and Mr. Klug was appointed as the sole director, President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of the Issuer. On September 30, 2009, Mr. Klug transferred all 10,000,000 shares to Beechwood, which immediately thereafter transferred all such shares to RedHawk Capital. On November 6, 2009, the Issuer filed a Current Report on Form 8-K reporting that it had issued two series of its convertible preferred stock as partial consideration in an acquisition transaction, and in connection therewith, also issued 757,098 additional shares of its Common Stock to Mr. Klug and 1,440,589 shares to one other stockholder. In April 2010, those transactions were unwound and therefore RedHawk Capital is the sole record holder of all 10,000,000 shares of the Issuer’s Common Stock, which are all of the outstanding securities of the Issuer.

On February 23, 2015, Mr. Klug, as sole director of the Issuer and sole manager of RedHawk Capital, authorized the termination of the registration of the Common Stock pursuant to Section 12(g)(4) of the Act. Except as described in the preceding sentence, none of the Reporting Persons have any present plans or proposals which relate to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

(i)           Any action similar to any of those enumerated above.

The Reporting Persons do, however, reserve the right to adopt such plans or proposals in the future subject to compliance with applicable regulatory requirements.

Item 5.    Interest in Securities of the Issuer.

(a)           As of the date of this filing, RedHawk Capital, Beechwood and Mr. Klug are the beneficial owners of all 10,000,000 reported shares, representing 100% of the aggregate Common Stock outstanding.

CUSIP No.	SCHEDULE 13D	Page 7 of 9 Pages

(b)           RedHawk Capital is the direct owner of all of the reported shares, with the power to vote and dispose of all such shares.  However, Beechwood, as the sole member of RedHawk Capital, and Mr. Klug, as the sole manager of RedHawk Capital, may be deemed to share voting and dispositive power over all of the reported shares.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to Be Filed as Exhibits.

A.	A written agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Exchange Act.

CUSIP No.	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RedHawk Capital, LLC

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager/President
Beechwood Capital Corporation

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, President

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual

CUSIP No.	SCHEDULE 13D	Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D/A dated as of February 24, 2015 relating to the shares of common stock, $0.001 par value per share, of RedHawk Energy Corporation, to which this Joint Filing Agreement is attached as Exhibit A, shall be filed on behalf of the undersigned.

RedHawk Capital, LLC

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, Manager/President
Beechwood Capital Corporation

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, President

February 24, 2015	By:	/s/ G. Darcy Klug
G. Darcy Klug, an individual